Filed by CF Industries Holdings, Inc.

(Commission File No. 001-32597)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 and Rule 14d-2(b)

of the Securities Exchange Act of 1934

Subject Company:

Terra Industries Inc.

(Commission File No. 001-08520)

The following presentation was given by CF Industries Holdings, Inc. on February 18, 2009:

The following presentation was given by CF Industries Holdings, Inc. on February 18, 2009:

Corporate Development Supply Chain Sales Finance Legal Operations Human Resources Dv Sc Sa Fi Le Op Hr CF Industries Holdings, Inc. NYSE: CF Global Basic Materials 18 February 2009

For CF Industries Today . . . Tony Nocchiero Senior Vice President & CFO

Certain statements contained in this presentation may constitute “forward-looking statements” within the meaning of the federal securities laws. All statements in this, other than those relating to historical information or current condition, are forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. Risks and uncertainties relating to the proposed transaction with Terra Industries Inc. include: Terra’s failure to accept CF’s proposal and enter into definitive agreements to effect the transaction; our ability to obtain shareholder, antitrust, regulatory and other approvals; uncertainty of the expected financial performance of CF following completion of the proposed transaction; CF’s ability to achieve the cost-savings and synergies contemplated by the proposed transaction within the expected time frame; CF’s ability to promptly and effectively integrate the businesses of Terra and CF; and disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers. Additional risks and uncertainties include: the relatively expensive and volatile cost of North American natural gas; the cyclical nature of our business and the agricultural sector; changes in global fertilizer supply and demand and its impact on the selling price of our products; the nature of our products as global commodities; intense global competition in the consolidating markets in which we operate; conditions in the U.S. agricultural industry; weather conditions; our inability to accurately predict seasonal demand for our products; the concentration of our sales with certain large customers; the impact of changing market conditions on our forward pricing program; the reliance of our operations on a limited number of key facilities; the significant risks and hazards against which we may not be fully insured; reliance on third party transportation providers; unanticipated adverse consequences related to the expansion of our business; our inability to expand our business, including the significant resources that could be required; potential liabilities and expenditures related to environmental and health and safety laws and regulations; our inability to obtain or maintain required permits and governmental approvals or to meet financial assurance requirements; acts of terrorism; difficulties in securing the supply and delivery of raw materials we use and increases in their costs; losses on our investments in securities; loss of key members of management and professional staff; recent global market and economic conditions, including credit markets; and the other risks and uncertainties included from time to time in our filings with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements. Safe Harbor Statement

Additional Information CF Industries Holdings, Inc. (“CF”) intends to file a proxy statement and other relevant materials with the Securities and Exchange Commission (the “SEC”) in connection with the solicitation of proxies for the 2009 annual meeting of stockholders of Terra Industries Inc. (“Terra”). INVESTORS AND SECURITY HOLDERS OF TERRA ARE URGED TO READ THE PROXY STATEMENT AND OTHER RELEVANT MATERIALS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. CF intends to file a Registration Statement on Form S-4 and a Tender Offer Statement on Schedule TO (collectively with a Letter of Transmittal and related documents, the “Exchange Offer Documents”) with the SEC in connection with CF’s proposed offer (the “Exchange Offer”) to exchange each issued and outstanding share of common stock of Terra for 0.4235 shares of CF common stock. The Exchange Offer has not yet commenced. This presentation is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, shares of Terra common stock, nor is it a substitute for the Exchange Offer Documents. The Offer will be made only through the Exchange Offer Documents. INVESTORS AND SECURITY HOLDERS OF CF AND TERRA ARE URGED TO READ ANY SUCH DOCUMENTS CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of any documents filed by CF with the SEC through the web site maintained by the SEC at www.sec.gov. Free copies of any such documents can also be obtained by calling Innisfree M&A Incorporated toll-free at (877) 456-3507. CF, CF Composite, Inc., their respective directors and executive officers and the individuals nominated by CF Composite, Inc. for election to Terra’s board of directors may be deemed to be participants in the solicitation of proxies from Terra stockholders for Terra’s 2009 annual meeting of stockholders. Information regarding such participants and a description of their direct and indirect interests in such solicitation, by securities holdings or otherwise, is contained in the Schedule 14A filed by CF with the SEC on February 4, 2009. CF and its directors and executive officers may also be deemed to be participants in any solicitation of proxies from Terra stockholders or CF stockholders in respect of the proposed transaction with Terra. Information regarding CF’s directors and executive officers is available in its proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on April 4, 2008, and a description of their direct and indirect interests in such solicitation, by security holdings or otherwise, will be contained in the proxy statement/prospectus filed in connection with the proposed transaction with Terra. All information in this presentation concerning Terra, including its business, operations and financial results was obtained from public sources. While CF has no knowledge that any such information is inaccurate or incomplete, CF has not had the opportunity to verify any of that information.

Today’s Presentation A quick overview of CF Industries and its competitive strengths Our Q4 and 2008 results Review of industry fundamentals moving into spring ‘09 Strategic initiatives to grow the company

A Quick Overview of CF Industries A leading North American manufacturer and distributor of nitrogen and phosphate fertilizer The two largest nitrogen fertilizer complexes in North America A large, integrated phosphate operation in Central Florida, with excellent reserve position

A Quick Overview of CF Industries Nitrogen marketed primarily in North America; typically export 20-25% of phosphate volume Global growth platform via KEYTRADE investment

Industry Leading Flexibility in Distribution Nitrogen Manufacturing Complex Ammonia Terminal Ammonia Terminal & UAN Terminal UAN Terminal Urea & Phosphate Warehouse One of the industry’s largest networks In-market storage capacity is approximately 1.2 million tons for nitrogen and 200,000 tons for phosphate – a potential plus if ‘tight’ spring market emerges Fertilizer Intensity Donaldsonville Medicine Hat Low High

CF Industries’ Q4 and 2008 Performance Record Q4 net earnings: $190.1 million or $3.59 per diluted share Record full-year net earnings: $684.6 million, or $12.15 per diluted share Q4 saw substantial increase in net sales, despite a more than 20 percent decline in volume from Q4 ’07 level Long-term outlook positive, but some uncertainty going into spring planting

So What Led To Fall Slowdown? Wet spring + delayed planting = late harvest Late harvest + more lousy weather = short (and disappointing) fall U.S. application season High fertilizer prices generated buyer resistance

So What Led To Fall Slowdown? Declining grain and oilseed prices generated uncertainty among customers, who deferred some fertilizer application and purchase commitments Economic slowdown intensified that uncertainty Growing wholesale and retail inventories pressured demand and prices and led manufacturers to curtail production

The Result? Significant decline in global fertilizer prices More than 30 percent of nitrogen & phosphate capacity idled Source: Green Markets Fertilizer Prices Index - Major Products 0 100 200 300 400 500 600 J05 M M J S N J06 M M J S N J07 M M J S N J08 M M J S N J09 Ammonia (Gulf) Urea (Gulf) UAN (Gulf) DAP (C. Fla.)

So What’s Ahead For 2009? Near-term outlook is mixed But longer term, growth drivers remain strong

World Supply/Demand Balance Remains Strong Coarse grain consumption should increase despite recessionary concerns. More production needed to stave off further depletion of stocks World oilseed and food grain demand have also been on rapid rise in recent years World macroeconomic factors could slow the pace of growth briefly in 2009 Source: USDA World Crop Demand World Coarse Grain Situation (Million Metric Tons) 0 500 1000 1500 2000 2500 3000 99 00 01 02 03 04 05 06 07 08 MMT Coarse Grains Oilseeds Feed Grains 750 825 900 975 1,050 1,125 1,200 90 92 94 96 98 00 02 04 06 08 0% 5% 10% 15% 20% 25% 30% Production Consumption Stocks to Use Ratio

U.S. Corn Supply/Demand Is Positive, Too Outlook for U.S. agriculture remains positive Corn acreage and average season farm prices slightly below last year but well above historic averages Source: USDA, CF U.S. Corn Supply/Demand Balance (Million Bushels) CF Marketing Years Est. Proj. Fct. Change (Yr. Beg. - Sept. 1) 2007/08 2008/09 2009/10 08-09 Planted Area 93.5 86.0 86.2 0.2 Harvested Area 86.5 78.6 78.8 0.2 Yield 150.7 153.9 156.2 2.3 Beginning Stocks 1,304 1,624 1,790 166 Production 13,038 12,101 12,304 203 Imports 20 15 12 -3 Total supply 14,362 13,740 14,106 366 Feed use 5,938 5,300 5,250 -50 Food/Seed/Ind. 4,363 4,900 5,210 310 Ethanol 3,026 3,600 3,900 300 Domestic Use 10,302 10,200 10,460 260 Exports 2,436 1,750 1,800 50 Total usage 12,737 11,950 12,260 310 Ending Stocks 1,624 1,790 1,846 56 Stock %/Use 12.8% 15.0% 15.1% 0.1% USDA

U.S. Farm Economics Remain Positive U.S. Annual Average Return Over Variable Costs Current 2009 average farm budget estimates favor corn Farm returns remain strong in historical context Source: USDA, CF $0 $50 $100 $150 $200 $250 $300 $350 $400 98 99 00 01 02 03 04 05 06 07 08 09F Corn Soybeans Wheat

U.S. Farm Economics Remain Positive Source: CBOT/USDA Nearby Corn Futures vs. Average Farm Prices Current 2009 average farm budget estimates favor corn Farm returns remain strong in historical context 1998 – 2007 Average = $2.37 $2.00 $4.00 $6.00 $8.00 $10.00 Jan-07 Mar-07 May-07 Jun-07 Aug-07 Oct-07 Dec-07 Feb-08 Apr-08 Jun-08 Aug-08 Oct-08 Dec-08 Feb-09

A Question of Timing, Not Demand For farmers, optimism or caution? For manufacturers, when will inventories normalize?

A Strategy To Build Value Optimize value of existing business Pursue value-added investments/acquisitions

A Strategy To Build Value Optimize Existing Nitrogen Operations North America is the place to be! New global paradigm for natural gas ‘Stranded gas’ regions demanding higher prices for gas-fueled projects, with LNG an option Russia now pricing gas to external customers at very high levels North America less dependent on gas imports than many nitrogen producing regions Gas production (e.g. shale gas) has responded rapidly to price signals

Focus on natural gas conversion efficiency and de-bottlenecks to add incremental capacity In 2006, $11 million-plus project at Donaldsonville reduced energy consumption by 0.42 MMBtu per ton of ammonia at two plants In 2007, $25 million-plus project reduced energy consumption by 0.50 MMBtu per ton of ammonia at two plants and increased capacity by 21,000 tons per year A Strategy To Build Value Optimize Existing Nitrogen Operations

Focus on natural gas conversion efficiency and de-bottlenecks to add incremental capacity In 2008, authorized an additional $79 million-plus project expected to reduce energy consumption by 0.35-0.40 MMBtu per ton at four ammonia plants and increase capacity by 50,000 tons per year Also implemented changes to reduce gas usage in urea plants and modestly increase UAN capacity A Strategy To Build Value Optimize Existing Nitrogen Operations

Long-term phosphate outlook remains positive Availability of economically recoverable phosphate reserves is limited Rock and phosphoric acid exporters recognize their products are key drivers in phosphate value chain U.S. integrated industry is well positioned for ammonia, sulfur, market access – and profitability! A Strategy To Build Value Optimize Existing Phosphate Operations

Focus on increased output, improved reliability, and extended asset life Ongoing expansion of sulfuric acid capacity 2007: 40,000 tons 2008: 110,000 tons 2009: 125,000 tons In Q3 ’08, purchased third dragline for Hardee County mine Ongoing acquisitions of small land parcels contiguous to mine A Strategy To Build Value Optimize Existing Phosphate Operations

Derive greater value from existing assets and products Maximize the value of distribution assets for ammonia, including increased sales to industrial customers Optimize the direct application ammonia business around our 19 in-market terminals Increase utilization of our distribution network for other products, including potash, “bundling” fertilizer products to meet customer needs Increase utilization of river-based UAN terminals A Strategy To Build Value Optimize Existing Distribution Assets

General strategy: pursue best available opportunities consistent with ‘what we do well’ Industry turnover will increase opportunities to acquire existing assets/players Growing demand for food/fiber will create opportunities in new regions Further opportunities exist in regions with cost-advantaged raw materials KEYTRADE global network will help identify opportunities A Strategy To Build Value Identify External Growth Opportunities

Perú Nitrogen Complex New source of natural gas with attractive pricing Access to ‘underserved’ regions Follows ‘what we do well’ criterion Positive pre-FEED results = full FEED study Capital costs trends favorable A Strategy To Build Value Identify External Growth Opportunities

Positioned to Win Underlying demand for grain remains strong Despite recent volatility, we expect 86 million corn acres this spring CF Industries is well positioned to capitalize on today’s opportunity

CF Industries and Terra Industries A Compelling Combination Creates global leader in nitrogen fertilizers among public companies Significant financial benefits expected for all stakeholders Annual cost synergies expected to exceed $100MM All-stock combination benefits both sets of shareholders Improved strategic platform to pursue growth, manage risk Accretive to current CF Industries’ stockholders in second year following close Strong pro forma financials (~$1.0Bn net cash post-transaction and debt repayment) Compelling case for valuation re-rating (trading multiple expansion)

Our Offer Negotiation of definitive merger agreement Receipt of shareholder, regulatory and other customary approvals Key Conditions CF shareholders: 53% Terra shareholders: 47% Pro Forma Ownership 34% based on 30-Day Volume Weighted Average Price “VWAP” 29% based on 10-Day VWAP Premiums CF is proposing to acquire Terra in an all-stock combination 0.4235 shares of CF per Terra share Structure

Enhanced relevance in global capital markets and greater trading liquidity Common cultures, shared experiences, similar challenges Combination logic acknowledged by both organizations People, assets and customers Low integration risk CF Industries and Terra Industries A Compelling Combination

Create a Global Nitrogen Leader

Along With a Leading Integrated Phosphate Business CF Terra Pro Forma = + Phosphate Nitrogen 100% Nitrogen Nitrogen Phosphate Source: Public filings $3,921MM $2,891MM $6,813MM 2008A Revenue 66% $2,591MM 34% $1,330MM 80% $5,483MM 20% $1,330MM

Annual Cost Synergies Expected to Exceed $100MM Reduce Finished Goods and Spare Parts Inventory Working Capital Management Improve Economies of Scale Purchases and Procurement Reduce Total Product Transport Miles Reduce Number of Railcars Leased Transportation and Logistics Consolidate Headquarters Improve Efficiency of Distribution Network and Manufacturing Operations SG&A / Cost Reduction Rationale Category

For more information, please visit www.cfindustries.com

APPENDIX

Innovative Forward Pricing Program Locks in assured supply and price for customers – and nitrogen margins – for CF Industries Prices and margins reflect expectations for market conditions Our forward prices for phosphate reflect higher sulfur and ammonia costs

> 52% N and 41% P sold under FPP in Q1 ‘07 Innovative Forward Pricing Program Challenge Natural gas and nitrogen fertilizer prices are highly volatile Benefits Margin certainty Improved production scheduling Reduced inventory risk Enhanced liquidity Integration with customers Solution Customers purchase product forward CF locks in margin by fixing natural gas costs Substantial customer deposit > 70% N and 43% P sold under FPP in Q2 ‘07 > 53% N and 45% P sold under FPP in Q3 ‘07 > 80% N and 39% P sold under FPP in Q4 ‘07 > 75% N and 69% P sold under FPP in Q1 ‘08 > 72% N and 72% P sold under FPP in Q2 ‘08 > 75% N and 52% P sold under FPP in Q3 ‘08 > 75% N and 51% P sold under FPP in Q3 ‘08

Nitrogen – World Class and Flexible 6.4 Million Tons of Existing Capacity Increasingly Valuable At Time When High Capital Costs Have Limited Nitrogen Supply Response Donaldsonville Medicine Hat

Phosphate: ‘Uncharted Waters’ Integrated phosphate business in Central Florida Phosphate rock mine and beneficiation plant are industry’s newest Annual capacity: 2.1 million tons of DAP/MAP 24 years of proven reserves – 15 fully permitted (12/31/07)

World Nitrogen Supply/Demand Balance Outlook Calendar Years Source: Fertecon, CF MM Tonnes N “From 1998 through 2004 world capacity remained virtually flat” 0 20 40 60 80 100 120 140 160 90 92 94 96 98 00 02 04 06 08 Capacity Production

Insert map of Peru / Camisea Project General Description, page 23 of pdf file. 4

 * Representative of complex’s four ammonia plants We Are Committed to Continuous Improvement DONALDSONVILLE AMMONIA NO. 3 PLANT MMBTU/TON * 31.5 32.0 32.5 33.0 33.5 34.0 34.5 35.0 35.5 36.0 1980 1985 1990 1995 2000 2005 2010 YEAR MMBTU/TON Significantly less natural gas per product ton

We Are Committed to Continuous Improvement MMBtu of Natural Gas Per Ton 30.00 31.00 32.00 33.00 34.00 35.00 36.00 37.00 38.00 39.00 40.00 1980 1981 1982 1983 1984 1985 1986 1986 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 Total Tons P 2 O 5 Produced Per Employee 1,100 1,150 1,200 1,250 1,300 1,350 1,400 1,450 1,500 1,550 1,600 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007